Exhibit 99.1

LightInTheBox Reports Third Quarter 2023 Financial Results

Singapore, November 28, 2023 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), an apparel e-commerce retailer that ships products to consumers worldwide, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter and First Nine Months 2023 Financial Highlights

	Three Months Ended		Year-over-		Nine Months Ended		Year-over-
In millions,	September 30,	September 30,	Year %		September 30,	September 30,	Year %
except percentages	2022	2023	Change		2022	2023	Change
Total revenues	$121.0	$154.3	27.5%		$347.2	$493.9	42.3%
- Apparel sales	$99.6	$127.3	27.8%		$275.6	$409.7	48.7%

Apparel sales/total revenues	82.3%	82.5%	0.2	ppts	79.4%	83.0%	3.6	ppts
Gross margin	57.9%	59.5%	1.6	ppts	54.9%	57.6%	2.7	ppts
Net (loss) / income	$(0.4)	$0.1			$(8.3)	$(5.3)
Adjusted EBITDA	$0.4	$0.8			$(5.7)	$(3.0)

	As of September 30,	As of September 30,
In millions	2022	2023
Cash, cash equivalents and restricted cash	$57.0	$80.0

Mr. Jian He, Chairman and CEO of LightInTheBox, commented, “Amid the evolving macro environment, we continued to execute our core strategy with focus on efficiency and profitability improvement. Our total revenues reached $154 million, led by apparel sales of $127 million. Notably, our bottom line turned positive this quarter, driven by improving operating leverage and prudent cost management. Furthermore, our solid fundamentals and cash position continued to support our efficient business operations and high-quality development.

“During the quarter, we remained dedicated to offering high value-for-money products along with a pleasant and convenient online shopping experience. With our effective branding strategies, advanced technologies, operational acumen and keen understanding of the global e-commerce market dynamics, we are well positioned in the competitive landscape. Moving forward, enhancing operational efficiency and pursuing profitable growth will remain our top priorities as we strive to create sustainable, long-term value for all of our stakeholders,” Mr. He concluded.

Third Quarter 2023 Financial Results

Total revenues increased by 27.5% year-over-year to $154.3 million from $121.0 million in the same quarter of 2022. Sales from apparel increased by 27.8% to $127.3 million in the third quarter of 2023, compared with $99.6 million in the same quarter of 2022. Revenues from apparel represented 82.5% of total revenues in the third quarter of 2023 and 82.3% in the same quarter of 2022.

Total cost of revenues was $62.5 million in the third quarter of 2023, compared with $51.0 million in the same quarter of 2022.

Gross profit in the third quarter of 2023 was $91.9 million, compared with $70.0 million in the same quarter of 2022. Gross margin was 59.5% in the third quarter of 2023, compared with 57.9% in the same quarter of 2022.

Total operating expenses in the third quarter of 2023 were $91.8 million, compared with $70.5 million in the same quarter of 2022.

●	Fulfillment expenses in the third quarter of 2023 were $8.3 million, compared with $7.1 million in the same quarter of 2022. As a percentage of total revenues, fulfillment expenses were 5.4% in the third quarter of 2023, compared with 5.9% in the same quarter of 2022 and 5.2% in the second quarter of 2023.

●	Selling and marketing expenses in the third quarter of 2023 were $73.8 million, compared with $53.1 million in the same quarter of 2022. As a percentage of total revenues, selling and marketing expenses were 47.8% in the third quarter of 2023, compared with 43.9% in the same quarter of 2022 and 49.0% in the second quarter of 2023.

●	G&A expenses in the third quarter of 2023 were $10.1 million, compared with $10.3 million in the same quarter of 2022. As a percentage of total revenues, G&A expenses were 6.5% in the third quarter of 2023, compared with 8.5% in the same quarter of 2022 and 4.3% in the second quarter of 2023. As part of G&A expenses, R&D expenses in the third quarter of 2023 were $5.2 million, compared with $4.8 million in the same quarter of 2022 and $5.1 million in the second quarter of 2023.

Income from operations was $0.02 million in the third quarter of 2023, compared with loss from operations of $0.5 million in the same quarter of 2022.

Net income was $0.1 million in the third quarter of 2023, compared with net loss of $0.4 million in the same quarter of 2022.

Net income per American Depository Share (“ADS”) was $0.00 in the third quarter of 2023, compared with net loss per ADS of $0.00 in the same quarter of 2022. Each ADS represents two ordinary shares. The diluted net income per ADS in the third quarter of 2023 was $0.00, compared with net loss per ADS of $0.00 in the same quarter of 2022.

In the third quarter of 2023, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 113,075,481.

Adjusted EBITDA was $0.8 million in the third quarter of 2023, compared with $0.4 million in the same quarter of 2022.

As of September 30, 2023, the Company had cash and cash equivalents and restricted cash of $80.0 million, compared with $57.0 million as of September 30, 2022.

First Nine Months of 2023 Financial Results

Total revenues increased by 42.3% year-over-year to $493.9 million from $347.2 million in the same period of 2022. Sales from apparel increased by 48.7% to $409.7 million in the first nine months of 2023, compared with $275.6 million in the same period of 2022. Revenues from apparel represented 83.0% of total revenues in the first nine months of 2023 and 79.4% in the same period of 2022.

Total cost of revenues was $209.3 million in the first nine months of 2023, compared with $156.5 million in the same period of 2022.

Gross profit in the first nine months of 2023 was $284.5 million, compared with $190.7 million in the same period of 2022. Gross margin was 57.6% in the first nine months of 2023, compared with 54.9% in the same period of 2022.

Total operating expenses in the first nine months of 2023 were $290.1 million, compared with $200.0 million in the same period of 2022.

●	Fulfillment expenses in the first nine months of 2023 were $26.9 million, compared with $21.8 million in the same period of 2022. As a percentage of total revenues, fulfillment expenses were 5.4% in the first nine months of 2023, compared with 6.3% in the same period of 2022.

●	Selling and marketing expenses in the first nine months of 2023 were $236.9 million, compared with $150.4 million in the same period of 2022. As a percentage of total revenues, selling and marketing expenses were 48.0% for the first nine months of 2023, compared with 43.3% in the same period of 2022.

●	G&A expenses in the first nine months of 2023 were $27.3 million, compared with $28.0 million in the same period of 2022. As a percentage of total revenues, G&A expenses were 5.5% for the first nine months of 2023, compared with 8.1% in the same period of 2022. Included in G&A expenses, R&D expenses in the first nine months of 2023 were $15.5 million, compared with $14.1 million in the same period of 2022.

Loss from operations was $5.5 million in the first nine months of 2023, compared with $9.3 million in the same period of 2022.

Net loss was $5.3 million in the first nine months of 2023, compared with $8.3 million in the same period of 2022.

Net loss per American Depository Share (“ADS”) was $0.05 in the first nine months of 2023, compared with $0.07 in the same period of 2022. Each ADS represents two ordinary shares. The diluted net loss per ADS for the first nine months of 2023 was $0.05, compared with $0.07 in the same period of 2022.

In the first nine months of 2023, the Company’s basic weighted average number of ADSs used in computing the net loss per ADS was 113,257,419.

Adjusted EBITDA was negative $3.0 million in the first nine months of 2023, compared with negative $5.7 million in the same period of 2022.

Share Repurchase Program

On June 27, 2023, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to $10 million of its ordinary shares in the form of ADSs no later than December 31, 2023. As of November 24, 2023, the Company has repurchased 1.35 million ADSs with a total aggregate value of approximately $1.8 million.

Business Outlook

For the fourth quarter of 2023, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $130 million and $145 million.

Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses a non-GAAP measure, Adjusted EBITDA, as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measure excludes share-based compensation expenses, depreciation and amortization expenses, interest income, interest expenses and income tax expense.

The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measure helps identify underlying trends in its business. The Company also believes that the non-GAAP financial measure could provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. The Company’s non-GAAP financial measure does not reflect all items of income and expenses that affect the Company’s operations and does not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for the limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Result” set forth at the end of this press release.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on November 28, 2023 (9:00 p.m. Hong Kong/Singapore Time on the same day).

Preregistration Information

Participants can register for the conference call by going to https://s1.c-conf.com/diamondpass/10034694-cqmwxe.html. Upon registration, participants will receive dial-in numbers, an event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique access PIN, and you will be connected to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through December 05, 2023. The dial-in details are:

US/Canada:	+1-855-883-1031
Singapore:	800-101-3223
Hong Kong, China:	800-930-639
Replay PIN:	10034694

Additionally, a live and archived webcast of the conference call will be available on the Company's Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is an apparel e-commerce retailer that ships products to consumers worldwide. With a focus on serving its middle-aged and senior customers, LightInTheBox leverages its global supply chain and logistics networks, along with its in-house R&D and design capabilities to offer a wide selection of comfortable, aesthetically pleasing and visually interesting apparels that bring fresh joy to customers. LightInTheBox operates its business through www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg and other websites as well as mobile applications, which are available in over 20 major languages and over 140 countries and regions. The Company is headquartered in Singapore, with additional offices in California, Shanghai and Beijing.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@lightinthebox.com

Jenny Cai

Piacente Financial Communications

Email: lightinthebox@tpg-ir.com

Brandi Piacente

Piacente Financial Communications

Tel: +1-212-481-2050

Email: lightinthebox@tpg-ir.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of Sep 30,
	2022	2023
ASSETS
Current Assets
Cash and cash equivalents	88,575	75,474
Restricted cash	5,993	4,541
Accounts receivable, net of allowance for credit losses	695	2,113
Inventories	14,260	7,349
Prepaid expenses and other current assets	6,452	13,099
Total current assets	115,975	102,576
Property and equipment, net	2,946	2,803
Intangible assets, net	5,630	3,936
Goodwill	28,177	26,675
Operating lease right-of-use assets	10,874	7,557
Long-term rental deposits	1,211	1,250
TOTAL ASSETS	164,813	144,797

LIABILITIES AND EQUITY / (DEFICIT)
Current Liabilities
Accounts payable	26,518	23,366
Advance from customers	32,241	21,333
Operating lease liabilities	4,993	5,210
Accrued expenses and other current liabilities	90,357	96,155
Total current liabilities	154,109	146,064

Operating lease liabilities	6,576	2,766
Long-term payable	34	-
Deferred tax liabilities	111	149
Unrecognized tax benefits	107	107
TOTAL LIABILITIES	160,937	149,086

EQUITY / (DEFICIT)
Ordinary shares	17	17
Additional paid-in capital	282,722	282,811
Treasury shares	(28,615)	(29,101)
Accumulated other comprehensive loss	(1,024)	(2,961)
Accumulated deficit	(249,224)	(255,055)
TOTAL EQUITY / (DEFICIT)	3,876	(4,289)
TOTAL LIABILITIES AND EQUITY / (DEFICIT)	164,813	144,797

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended		Nine Months Ended
	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023
Revenues
Product sales	117,980	152,005	339,151	486,335
Services and others	3,047	2,319	7,999	7,537
Total revenues	121,027	154,324	347,150	493,872
Cost of revenues
Product sales	(49,570)	(62,049)	(152,854)	(207,367)
Services and others	(1,437)	(420)	(3,604)	(1,958)
Total Cost of revenues	(51,007)	(62,469)	(156,458)	(209,325)
Gross profit	70,020	91,855	190,692	284,547
Operating expenses
Fulfillment	(7,116)	(8,324)	(21,754)	(26,866)
Selling and marketing	(53,100)	(73,759)	(150,357)	(236,909)
General and administrative	(10,315)	(10,087)	(28,042)	(27,320)
Other operating income	39	331	131	1,008
Total operating expenses	(70,492)	(91,839)	(200,022)	(290,087)
(Loss) / income from operations	(472)	16	(9,330)	(5,540)
Interest income	20	61	37	234
Interest expense	(1)	(1)	(4)	(3)
Other income, net	45	13	990	33
Total other income	64	73	1,023	264
(Loss) / income before income taxes	(408)	89	(8,307)	(5,276)
Income tax expense	-	-	(9)	(48)
Net (loss) / income	(408)	89	(8,316)	(5,324)
Net (loss) / income attributable to LightInTheBox Holding Co., Ltd.	(408)	89	(8,316)	(5,324)

Weighted average numbers of shares used in calculating (loss) / income per ordinary share
—Basic	226,241,837	226,150,962	226,154,680	226,514,838
—Diluted	226,241,837	226,150,962	226,154,680	226,514,838

Net (loss) / income per ordinary share
—Basic	(0.00)	0.00	(0.04)	(0.02)
—Diluted	(0.00)	0.00	(0.04)	(0.02)

Net (loss) / income per ADS ( 2 ordinary shares equal to 1 ADS )
—Basic	(0.00)	0.00	(0.07)	(0.05)
—Diluted	(0.00)	0.00	(0.07)	(0.05)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended		Nine Months Ended
	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023
Net (loss) / income	(408)	89	(8,316)	(5,324)

Less: Interest income	20	61	37	234
Interest expense	(1)	(1)	(4)	(3)
Income tax expense	-	-	(9)	(48)
Depreciation and amortization	(854)	(766)	(2,568)	(2,421)
EBITDA	427	795	(5,772)	(3,086)

Less: Share-based compensation	(9)	(6)	(75)	(89)
Adjusted EBITDA*	436	801	(5,697)	(2,997)

* Adjusted EBITDA represents net (loss)/income before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses.